UNITED STATES
                      SECURITIES AND EXCHANGE
                            COMMISSION
                      Washington, D.C. 20549
                     ------------------------

                             FORM 11-K
                      -----------------------


(Mark One)
[ X ]     Annual Report Pursuant to Section 15(d) of the Securities
Exchange Act of 1934

            For the fiscal year ended December 31, 2003

                                OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

  For the transition period from ____________ to ________________

                   Commission File Number 1-7159

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FLORIDA ROCK INDUSTRIES, INC., AMENDED AND RESTATED PROFIT SHARING
                    AND DEFERRED EARNINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   Florida Rock Industries, Inc.
                       155 East 21st Street
                    Jacksonville, Florida 32206

-------------------------------------------------------------------

FLORIDA ROCK INDUSTRIES, INC.
PROFIT SHARING AND DEFERRED EARNINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------

                                                               Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM         3

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002
  AND FOR THE YEAR ENDED DECEMBER 31, 2003:

 Statements of Net Assets Available for Benefits                2

 Statement of Changes in Net Assets Available for Benefits      3

 Notes to Financial Statements                                 4-9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003:

 Form 5500 Schedule H, Part IV, Line 4(i)-Schedule of Assets
  (Held at End of Year)                                         11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
Florida Rock Industries, Inc.
  Profit Sharing and Deferred Earnings Plan
Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of Florida Rock Industries, Inc. Profit Sharing and Deferred Earnings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and its changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
--------------------------
Certified Public Accountants
Jacksonville, Florida

October 18, 2004

FLORIDA ROCK INDUSTRIES, INC.
PROFIT SHARING AND DEFERRED EARNINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
____________________________________________________________________



                                          2003          2002
ASSETS

Investments at fair value:
  Investments                        $ 156,146,129    $ 127,551,357
  Notes from participants                7,509,824        6,902,778
                                     -------------    -------------

       Total investments               163,655,953      134,454,135

Receivables:
  Employer contributions                 7,805,631        1,547,993
  Employee contributions                   179,073          646,825
                                      ------------     ------------

       Total receivables                 7,984,704        2,194,818
                                      ------------     ------------

Cash                                           937              422
                                      ------------     ------------

       Total assets                    171,641,594      136,649,375
                                      ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS    $ 171,641,594    $ 136,649,375
                                     =============    =============

See notes to financial statements.


FLORIDA ROCK INDUSTRIES, INC.
PROFITS SHARING AND DEFERRED EARNINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003
____________________________________________________________________


                                                           2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
  Net appreciation in fair
    Value of investments                                $  27,018,529
  Dividends and interest                                      792,735
                                                        -------------

Contributions:
  Employer                                                 10,463,042
  Participants                                              6,609,773
  Other                                                       577,577
                                                        -------------

      Total contributions                                  17,650,392
                                                        -------------

      Total additions                                      45,461,656
                                                        -------------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO ----
    Benefits paid to participants                          10,469,437
                                                        -------------

      Total deductions                                     10,469,437
                                                        -------------

Net increase                                               34,992,219

NET ASSETS AVAILABLE FOR BENEFITS ----
  Beginning of year                                       136,649,375
                                                        -------------

NET ASSETS AVAILABLE FOR BENEFITS -----
  End of year                                           $ 171,641,594
                                                        =============


See notes to financial statements.

FLORIDA ROCK INDUSTRIES, INC.
PROFIT SHARING AND DEFERRED EARNINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
---------------------------------------------------------

1. DESCRIPTION OF THE PLAN

   The following description of Florida Rock Industries, Inc.
   Profit Sharing and Deferred Earnings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   GENERAL-The Plan is a defined contribution plan and was established to provide future benefits to qualified employees of Florida Rock Industries, Inc. ("FRII") and of affiliated companies which are or may become party to the Plan. All such companies, which are parties to the Plan, are hereinafter referred to collectively as the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective June 1, 1999, the investment options were changed to offer employees more investment options.

   CONTRIBUTIONS-The Plan allows participating employees to have 100% of their current compensation, subject to the limitations in the Internal Revenue Code ("IRC") Sections 401(a) 9 and 404, and contributed to a deferred earnings account for their exclusive benefit. These contributions are contributed to the Plan after each payroll along with a Company matching contribution equal to 50% of the first 6% of the participant's deferred earnings contributions. Highly compensated participants may be required to reduce their deferred earnings in order to enable the Plan to comply with certain limitations set forth in
   Section 401(k) of the IRC.

   The Company may make a discretionary contribution to the Plan each year in an amount determined by the Board of Directors of FRII subject to certain limitations relating to the aggregate compensation of participants. Individual accounts are maintained to record each participant's interest in the Company's discretionary contributions. The Company made discretionary contributions to the Plan of $7,733,371 for the year ended December 31, 2003.

   INVESTMENT OPTIONS-Participants may direct that the aggregate balance of one or more of their accounts is to be invested in one or more of the following:

      FLORIDA ROCK INDUSTRIES, INC. COMMON STOCK FUND, consisting solely of common stock of FRII.

      PATRIOT TRANSPORTATION HOLDING, INC. COMMON STOCK FUND, consisting solely of common stock of Patriot Transportation
      Holding, Inc. ("Patriot").

      T. ROWE PRICE NEW HORIZONS FUND, which is designed to achieve long-term growth of capital by investing primarily in common stocks of small rapidly growing companies.

      CHASE GROWTH FUND, the funds of which are generally invested in stocks with average annual growth rates of earnings per share exceeding 10% and increases in earnings per share in seven or more of the past ten years with a minimum market capitalization of $100 million.

      EVERGREEN GROWTH AND INCOME FUND, the funds of which shall be invested in common stock of mainly U.S. and Canadian corporations, in an attempt to achieve a blend of large capital growth and income.

      FIDELITY ADVISOR EQUITY GROWTH FUND, which is a growth and income stock fund, seeking to achieve long-term capital growth.

      LONGLEAF PARTNERS FUND, the funds of which shall be invested in common stocks of which approximately 27% will be non U.S. corporations, in an attempt to achieve medium value with less risk.

      STI CLASSIC CAPITAL APPRECIATION FUND, a large-cap growth fund, which seeks to provide capital appreciation by investing primarily in a portfolio of common stocks, warrants, and convertible stocks which are considered to be undervalued in the marketplace at the time of purchase.

      STI CLASSIC INVESTMENT GRADE BOND FUND, an intermediate-term bond fund, which seeks to provide as high a level of total return through current income and capital appreciation as is consistent with preservation of capital primarily through investment grade fixed income securities.

      EVERGREEN SMALL CAP VALUE FUND, the funds of which are invested in common and preferred stocks, convertible securities and fixed-income securities of companies with market capitalization of less than $500 million.

      T. ROWE PRICE EQUITY INCOME FUND, which is designed to provide dividend income as well as long-term growth of capital through investments in the common stocks of established companies.

      T. ROWE PRICE U.S. TREASURY INTERMEDIATE FUND, which is designed to provide current income consistent with maximum credit protection and moderate price fluctuation in principal. The fund invests at least 85% of total assets in U.S. Treasury securities and repurchase agreements.

      T. ROWE PRICE CAPITAL APPRECIATION FUND, which is designed to achieve capital appreciation by investing primarily in common stocks.

      AGGRESSIVE OPTION FUND, which is designed to achieve long-term capital appreciation, with current income as a secondary goal. The fund invests in approximately 85% equity funds, and the remaining percentage in fixed income funds.

      CONSERVATIVE OPTION FUND, which is designed to preserve principal while maintaining some equity exposure in order to keep pace with inflation. The fund invests in approximately 50% investment grade bonds, 30% in cash equivalents, and 20% in equity funds.

      MODERATE OPTION FUND, which is designed to provide the balance between capital appreciation and capital preservation. The fund invests in approximately 60% equity funds, and 40% fixed income funds.

      STI CLASSIC PRIME QUALITY MONEY MARKET FUND, a money market fund, which seeks to provide as high a level of current income as is consistent with preservation of capital and liquidity by investing exclusively in high quality money market instruments.

      VANGUARD 500 INDEX FUND, a domestic index fund, which seeks to provide long-term growth of capital and income from dividends by matching the performance of the Standard and Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

      TEMPLETON FOREIGN FUND, which seeks long-term capital growth by investing primarily in the equity securities of companies located outside the U.S., including emerging markets.

      MFS RESEARCH BOND FUND, which seeks high total return
      (current income and long-term growth of capital), by investing, under normal market conditions, at least 65% of its total assets in fixed income securities.

      FIDELITY ADVISOR INFLATION-PROTECTED BOND FUND, which seeks a total return that exceeds the rate of inflation by investing 80% of its assets in inflation-protected debt securities.

   All participants who have not made an election are deemed to have elected to have contributions made to their accounts invested in the STI Classic Prime Quality Money Market Fund. Participants have the right to modify an existing election daily.

   PARTICIPANTS ACCOUNTS-Each participant's account is credited with the participant's contributions, the employer's matching contributions and an allocation of the employer's discretionary contributions and Plan earnings.

   VESTING-Participants are fully vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of the account balances is based on years of service. For employer matching contributions, a participant vests in increments of 20% per year of service. For employer discretionary contributions, a participant is 20% vested after three years of credited service and 100% vested after seven years of service. In the event of termination by retirement, death or disability of the participant, 100% of the employer contributions will be distributed to the participant or the participant's designated beneficiary.

   PAYMENT OF BENEFITS-On termination of employment, death or disability of a participant, benefits for distribution shall be determined on the date of distribution, which shall be made as soon as administratively feasible or later if so elected by the participant in amounts as provided in the Plan.

   ADMINISTRATIVE COSTS-The Plan sponsor pays directly the general and administrative costs associated with the Plan. Expenses for the year ended December 31, 2003 were $4,165.

   FORFEITURES-The nonvested portion of a terminated participant's account shall be allocated to the accounts of the remaining participants in the same manner as employer contributions. Any forfeiture from an employer discretionary account shall be allocated in the plan year in which the forfeiture occurs. Any forfeiture from an employer match account shall be reallocated in the immediately following plan year.

   PLAN TERMINATION-While the Company has not expressed any intent to do so, it may terminate the Plan at any time. In the event of such termination, the accounts of all participants would become fully vested and the Company, by written notice to the Trustee and the Committee, may direct either:

   1. Complete distribution of the assets in the Trust Fund to the participants or,

   2. Continuation of the Trust and the distribution of benefits at such time and in such manner as though the Plan had not been terminated.

   PARTICIPANT LOANS-Loans to participants are permitted and may not exceed $50,000 or 50% of the vested portion of the borrower's account as of the last valuation date. All such loans are interest bearing and are payable within 5 years except residential loans, which are payable within 15 years. All interest and principal payments are credited to the participant's account.

   OTHER SEGREGATED ACCOUNTS-The Plan received assets from the pension plans of certain merged subsidiaries at the time of their mergers. The assets were added to the general assets of the Plan, but the equities of the specific employees in the assets merged are maintained in segregated accounts. These equities are adjusted daily for the net investment income or loss on the same basis as such adjustments are made to the employer discretionary contribution accounts. The segregated accounts are 100% vested and distributions are made to the designated participants on termination of employment in the same manner as distributions of employer discretionary contribution accounts.

   RECLASSIFICATIONS-Certain reclassifications have been made to the prior year financial statements to conform with the presentation used in the current year financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING-The financial statements of the Plan are presented on the accrual basis of accounting.

   INVESTMENT VALUATION AND INCOME RECOGNITION-Investments in marketable debt and equity securities, including common stock of FRII and Patriot, that are traded on a national or international securities exchange are valued at the last reported sales price on the last business day of the fiscal year; such securities traded in the over-the-counter market are stated at the mean between the last reported bid and asked prices.

   Purchases and sales of securities are recorded as of the trade dates. Gains or losses on sales of securities are based on the cost of each specific security. Net appreciation or depreciation of investments is recorded to reflect changes in the fair value of investments.

   Dividend income is recognized on the basis of the ex-dividend date. Income from other investments is recognized as earned on an accrual basis.

   Investments in pooled investment funds maintained by the Trustee are valued at the unit value established by the Trustee.

   BENEFIT PAYMENTS-Benefits are recorded when paid.

   USE OF ESTIMATES-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. INVESTMENTS

   The Plan's investments are held in a bank-administered trust fund. The following table presents investments as of December 31, 2003, and 2002. Investments that represent 5% or more of the Plan's net assets are separately identified:


                                                        2003           2002
   Investments at fair value as determined
   By quoted market price:

   STI Classic Prime Quality Money Market Fund;
    23,923,547 and 23,418,884 units, respectively      $   25,300,294  $   23,418,884
   STI Classic Capital Appreciation Fund;
    3,314,546 and 3,904,289 units, respectively            40,304,873      37,988,853
   Florida Rock Industries, Inc. Common Stock Fund;
    613,654 and 668,536 shares, respectively               33,658,914      25,437,790
   Vanguard 500 Index Fund;
    178,606 and 164,936 units, respectively                18,337,471       8,345,254
   Longleaf Partners Fund;
    458,828 and 261,115 units                              13,755,666       8,345,254
   Other                                               $   24,788,911  $   18,976,028
                                                       --------------  --------------

   Investments at estimated fair value:
    Notes from participants                                 7,509,824       6,902,778
                                                       --------------   -------------

                                                        $ 163,655,953   $ 134,454,135
                                                       ==============   =============



   During the year ended December 31, 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $27,018,529, as follows:

      Mutual funds               $ 16,246,497
      Common Stock                 10,772,032
                                 ------------
                                 $ 27,018,529
                                 ============


4. PARTIES-IN-INTEREST

   Funds managed by the Trustee and loans to participants comprise the entire investment portfolio. Fees to the Trustee are deducted from investment income. Therefore, all investment transactions are considered to be with parties-in-interest.

5  INCOME TAX STATUS

   The Plan obtained its latest determination letter on April 26, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

6. RECONCILIATION TO FORM 5500

   The following is a reconciliation of net assets available for benefits and the contributions per the financial statements to the Form 5500 for the years ended December 31, 2003 and 2002.



                                                       2003             2002

    Net assets available for benefits per
      the financial statements                     $ 171,641,594     $ 136,649,375
    Employer contributions receivable                 (7,805,631)       (1,547,993)
    Employee contributions receivable                   (179,093)         (646,825)
    Unallocated contributions                                -                (289)
                                                   --------------    --------------

    Net assets available for benefits per Form
      5500                                         $ 163,656,890     $ 134,454,268
                                                   =============     =============



                                                                     2003

   Total contributions per the financial statements               $ 17,650,392
   Less: Contributions receivable at December 31, 2003              (7,984,704)
   Add: Contributions receivable at December 31, 2002                2,194,818
                                                                  ------------
   Total contributions per Form 5500                              $ 11,860,506
                                                                  ============



7. RISKS AND UNCERTAINTIES

   The Plan invests in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

8. PLAN MERGER

   Effective September 30, 2002, the accounts of the Florida Rock
   Industries, Inc. Tax Reduction Act Employee Stock Ownership Plan were merged into the Plan.

                              ******

                       SUPPLEMENTAL SCHEDULE

FLORIDA ROCK INDUSTRIES, INC.
PROFIT SHARING AND DEFERRED EARNINGS PLAN

FORM 5500 SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2003
__________________________________________________________________


                                                                   Units     Fair Value
Fund

Florida Rock Industries, Inc. Common Stock Fund                    613,654   $ 33,658,914
Patriot Transportation Holding, Inc. Common Stock Fund              59,860      1,975,379
T. Rowe Price New Horizons Fund                                     66,729      1,654,866
Chase Growth Fund                                                  228,460      3,404,053
Longleaf Partners Fund                                             458,828     13,755,666
STI Classic Capital Appreciation Fund                            3,314,546     40,304,873
T. Rowe Price Equity Income Fund                                    37,601        908,439
T. Rowe Price U.S. Treasury Intermediate Fund                    1,096,365      6,139,646
T. Rowe Price Capital Appreciation Fund                             28,329        495,765
Aggressive Option Fund                                             465,643      4,804,296
Conservation Option Fund                                           149,168      1,788,984
Moderate Option Fund                                               277,138      3,096,724
STI Classic Prime Quality Money Market Fund                     23,923,547     25,300,294
Vanguard 500 Index fund                                            178,606     18,337,471
Fidelity Advisor Inflation Protected-Bond Fund                       8,137         89,425
MFS Research Bond Fund                                              12,148        127,674
Templeton Foreign Fund                                              28,539        303,660
Notes from Participants                                                         7,509,824
                                                                               ----------
      Total investments                                                      $163,655,953
                                                                             ============


SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                              FLORIDA ROCK INDUSTRIES, INC.,
                              AMENDED AND RESTATED
                              PROFIT SHARING AND
                              DEFERRED EARNINGS PLAN

                                 /s/ John D. Milton, Jr.
                              By:_______________________________
                                 John D. Milton, Jr.
                                 Executive Vice President and
                                 Chief Financial Officer, Treasurer
                                 of Florida Rock Industries, Inc.
                                 (Principal Financial Officer)

Date: December 7, 2004

                         EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of Florida Rock Industries, Inc.
on Form S-8 of our report dated October 18, 2004, appearing in this Annual Report on Form 11-K of Florida Rock Industries,
Inc. Profit Sharing and Deferred Earnings Plan for the year ended December 31, 2003.

DELOITTE & TOUCHE LLP

Jacksonville, Florida
December 6, 2004